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                                Page 1 of 8 Pages
                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 4)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                             THE COBALT GROUP, INC.
        -----------------------------------------------------------------
                              (Name of the Issuer)

             The Cobalt Group, Inc.; Cobalt Acquisition Corporation;
          Warburg, Pincus Equity Partners, L.P.; Warburg, Pincus & Co.;
           Warburg Pincus LLC; Joseph P. Landy; Ernest H. Pomerantz;
       Kevin Distelhorst; Michael Bell; David Cronk; Geoffrey T. Barker;
        Mark T. Koulogeorge; Environmental Private Equity Fund II, L.P.;
               The Productivity Fund III, L.P. and John W.P. Holt
        -----------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   19074Q1031
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                      (CUSIP Number of Class of Securities)

                             Scott A. Arenare, Esq.
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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            (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

This statement is filed in connection with (check the appropriate box):
a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]    The filing of a registration statement under the Securities Act of
          1933.
c. [ ]    A tender offer.
d. [ ]    None of the above.
Check the following box if the solicitation materials or information statement referred to in checking box

                                Page 1 of 8 Pages

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(a) are preliminary copies: [ ]

                                Page 2 of 8 Pages

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                                 SCHEDULE 13E-3

                            Calculation of Filing Fee

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Transaction Valuation*                                      Amount of Filing Fee

     $38,430,833                                                  $7,687

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     * For purposes of calculating the filing fee only. This calculation assumes the purchase of 10,980,238 shares of common stock of The Cobalt Group, Inc. at $3.50 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

     / X / Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

             Amount Previously Paid: $7,687.00
                                     ---------

             Form or Registration No. Schedule 14A
                                      ------------

             Filing Party: The Cobalt Group, Inc.
                           ----------------------

             Date Filed: June 25, 2001
                         -------------

                                Page 3 of 8 Pages

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Item 15. Additional Information
         ----------------------

     This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended by Amendments No. 1, No. 2 and No. 3 thereto, the "Transaction Statement"), relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 2, 2001, by and between The Cobalt Group, Inc., a Washington corporation (the "Company"), and Cobalt Acquisition Corporation, a Washington corporation and a wholly owned subsidiary of Warburg, Pincus Equity Partners, L.P. Terms used herein and not otherwise defined herein, shall have the meanings ascribed in the Transaction Statement.

     As previously disclosed in Amendment No. 3 to the Transaction Statement, in connection with preliminary settlement discussions between the Plaintiffs and the Defendants, the special meeting of the Company's shareholders to consider the Merger Agreement, originally scheduled for October 30, 2001, was adjourned to November 13, 2001. This Amendment No. 4 to the Transaction Statement is being filed to report that the Plaintiffs and the Defendants have negotiated a settlement to dismiss the action with prejudice, subject to court approval. As part of the settlement, the Company filed a Proxy Statement Supplement with the Securities and Exchange Commission on November 6, 2001, which is incorporated herein by reference.

     As noted above, the special meeting of the Company's shareholders to consider the Merger Agreement will take place on November 13, 2001, at 9:00 a.m., local time. The special meeting will be held at the Company's executive offices located at 2200 First Avenue South, Suite 400, Seattle, Washington 98134.

ITEM 16. EXHIBITS

         99.(a)(1)            Definitive Proxy Statement for the Special Meeting
                              of Shareholders of The Cobalt Group, Inc. filed by the Company on October 4, 2001, is incorporated herein by reference.

         99.(a)(2)            Proxy Statement Supplement filed by the Company on
                              November 6, 2001, is incorporated herein by reference.

         99.(c)(1)            Opinion of SG Cowen Securities Corporation, dated
                              June 2, 2001*

         99.(c)(2)            Preliminary discussion materials presented by SG
                              Cowen Securities Corporation to the Cobalt Special
                              Committee on May 18, 2001**

         99.(c)(3)            Materials presented by SG Cowen Securities
                              Corporation to the Cobalt Special Committee on
                              June 2, 2001**

         99.(d)(1)            Voting Agreement, dated June 2, 2001, by and among
                              Warburg, Pincus Equity Partners, L.P. and John
                              W.P. Holt***

                                Page 4 of 8 Pages

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         99.(d)(2)            Agreement and Plan of Merger by and between The
                              Cobalt Group, Inc. and Cobalt Acquisition
                              Corporation dated as of June 2, 2001*

         99.(d)(3)            Commitment Letter, dated June 2, 2001, from
                              Warburg, Pincus Equity Partners, L.P. and certain affiliates to The Cobalt Group, Inc.***

         99.(d)(5)            Press Release, dated October 30, 2001, announcing
                              adjournment of the special meeting of shareholders of The Cobalt Group, Inc.****

         99.(f)               Appraisal Rights under Washington General
                              Corporation Law*

------------------

         * Incorporated by reference from the initial preliminary proxy statement, filed by the Company on June 29, 2001.

         **                   Incorporated by reference from Amendment No. 2 to
                              Schedule 13E-3, filed on September 26, 2001.

         *** Incorporated by reference from the Company's Current Report on Form 8-K filed by the Company on June 5, 2001.

         ****                 Incorporated by reference from Amendment No. 3 to
                              Schedule 13E-3, filed on October 31, 2001.

                                Page 5 of 8 Pages

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     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:   November 7, 2001

                              THE COBALT GROUP, INC.


                              By:  /s/ John W.P. Holt
                                   ---------------------------------------------
                                   Name:   John W. P. Holt
                                   Title:  President and Chief Executive Officer


                              COBALT ACQUISITION CORPORATION


                              By:  /s/ Gregory Back
                                   ---------------------------------------------
                                   Name:   Gregory Back
                                   Title:  Vice President and Secretary


                              WARBURG, PINCUS EQUITY PARTNERS, L.P.

                              By:  Warburg, Pincus & Co., General Partner

                              By:  /s/ Gregory Back
                                   ---------------------------------------------
                                   Name:   Gregory Back
                                   Title:  Partner


                              WARBURG, PINCUS & CO.


                              By:  /s/ Gregory Back
                                   ---------------------------------------------
                                   Name:   Gregory Back
                                   Title:  Partner


                              WARBURG PINCUS LLC


                              By:  /s/ Gregory Back
                                   ---------------------------------------------
                                   Name:   Gregory Back
                                   Title:  Member


                                   /s/ John W.P. Holt
                                   ---------------------------------------------
                                   John W. P. Holt

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                                   /s/ Joseph P. Landy
                                   ---------------------------------------------
                                   Joseph P. Landy


                                   /s/ Ernest H. Pomerantz
                                   ---------------------------------------------
                                   Ernest H. Pomerantz


                                   /s/ Kevin Distelhorst
                                   ---------------------------------------------
                                   Kevin Distelhorst


                                   /s/ Michael Bell
                                   ---------------------------------------------
                                   Michael Bell


                                   /s/ David Cronk
                                   ---------------------------------------------
                                   David Cronk


                                   /s/ Geoffrey Barker
                                   ---------------------------------------------
                                   Geoffrey Barker


                                   /s/ Mark T. Koulogeorge
                                   ---------------------------------------------
                                   Mark T. Koulogeorge


                                   ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.

                                   By:  Environmental Private Equity
                                        Management Company II, L.P.,
                                        General Partner

                                   By:  First Analysis Environmental Management
                                        Company II, Managing General Partner

                                   By:  /s/ Brett Maxwell
                                        ----------------------------------------
                                        Name:   Brett Maxwell
                                        Title:  General Partner


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                              THE PRODUCTIVITY FUND III, L.P.

                              By: First Analysis Management Company III, LLC, General Partner

                              By:  /s/ Brett Maxwell
                                   ---------------------------------------------
                                   Name:   Brett Maxwell
                                   Title:  Managing Member